SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G**

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CoreComm Limited
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

G2422R109
(CUSIP Number)

December 31, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/   /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. G2422R109

1.     Name of Reporting Person:

       Prime 66 Partners, a Texas general partnership

2.     Check the Appropriate Box if a Member of a Group:

       (a) /  /

       (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /  /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: PN

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CUSIP No. G2422R109

1.     Name of Reporting Person:

        Hyatt Anne Bass Successor Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.      Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9):  0.0%

12.     Type of Reporting Person: 00 - Trust


CUSIP No. G2422R109

1.     Name of Reporting Person:

        Samantha Sims Bass Successor Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9):  0.0%

12.     Type of Reporting Person: 00 - Trust


CUSIP No. G2422R109

1.     Name of Reporting Person:

         Alamo Partners

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9):  0.0%

12.     Type of Reporting Person: PN


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13G Statement dated April 21, 2000, as amended by Amendment No. 1 dated May 24, 2000, as amended by Amendment No. 2 dated February 13, 2001 (the "Schedule 13G"),  relating to the Common Stock, par value $0.01 per share (the "Stock"), of CoreComm Limited (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a)-(c) is hereby amended and restated in its entirety as follows:

Item 2(a). Names of Persons Filing.

Since the filing of Amendment No. 2 to the Schedule 13G, Prime 66 Partners ("Prime") converted from a Texas limited partnership to a Texas general partnership pursuant to the relevant provisions of the Texas Revised Partnership Act.  Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by Prime, Hyatt Anne Bass Successor Trust, a Texas trust ("HBST"), Samantha Sims Bass Successor Trust, a Texas trust ("SBST") and Alamo Partners, a Texas general partnership ("Alamo") (collectively, the "Reporting Persons").  The managing partner of Prime is Sid R. Bass, Inc., a Texas corporation ("SRBI").  Sid R. Bass Management Trust, a revocable trust existing under the laws of the state of Texas ("Trust"), of which Sid R. Bass ("SRB") is sole trustor and a trustee, owns all of the outstanding voting stock of SRBI.  Trust and SRB have previously been disclosed in the Schedule 13G as Controlling Persons with respect to Prime. Additionally, information is included herein with respect to the following persons (collectively, with SRBI, Trust and SRB, the "Controlling Persons"):  Panther City Investment Company, a Texas corporation ("PCIC"), Panther City Production Company, a Texas corporation ("PCPC"), Lee M. Bass 1986 Children's Trust, a Texas trust ("LMBCT") and William P. Hallman, Jr. ("Hallman").  The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b). Address of Principal Business Office, or if None, Residence.

The principal business office for each of Prime, Alamo and LMBCT is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

The principal business office for each of SRBI, Trust and SRB is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

The principal business office for HBST, SBST, PCIC and PCPC is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

The principal business office for Hallman is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

Item 2(c). Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

Prime

Prime is not the beneficial owner of any of the outstanding shares of Stock.

HBST

HBST is not the beneficial owner of any of the outstanding shares of Stock.

SBST

SBST is not the beneficial owner of any of the outstanding shares of Stock.

Alamo

Alamo is not the beneficial owner of any of the outstanding shares of Stock.

Controlling Persons

SRBI

SRBI, the managing partner of Prime, is not the beneficial owner of any shares of the Stock.

Trust

Trust, which owns all of the outstanding voting stock of SRBI, which is the managing partner of Prime, is not the beneficial owner of any shares of the Stock.

SRB

SRB, the sole trustor and a trustee of Trust, which owns all of the outstanding voting stock of SRBI, which is the managing partner of Prime, is not the beneficial owner of any shares of the Stock.

PCIC

PCIC, the trustee of HBST and SBST, is not the beneficial owner of any of the outstanding shares of the Stock.

PCPC

PCPC, the sole shareholder of PCIC, the trustee of HBST and SBST, is not the beneficial owner of any of the outstanding shares of the Stock.

LMBCT

LMBCT, the manager of Alamo, is not the beneficial owner of any of the outstanding shares of the Stock.

Hallman

Hallman, the Trustee of the LMBCT, is not the beneficial owner of any of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

Prime

Prime has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

HBST

HBST has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SBST

SBST has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Alamo

Alamo has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

SRBI

SRBI, the managing partner of Prime, has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Trust

Trust, which owns all of the outstanding voting stock of SRBI, the managing partner of Prime, has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SRB

SRB, the sole trustor and a trustee of Trust, which owns all of the outstanding voting stock of SRBI, which is the managing partner of Prime, has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

PCIC

PCIC, the trustee of HBST and SBST, has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Stock.

PCPC

PCPC, the sole shareholder of PCIC, the trustee of HBST and SBST, has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Stock.

LMBCT

LMBCT, the manager of Alamo, has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Stock.

Hallman

Hallman, the Trustee of LMBCT, which is the manager of Alamo, has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5 is hereby restated in its entirety as follows:

On May 3, 2001, the Reporting Persons ceased to be the beneficial owners of 5% or more of the outstanding shares of the Stock.

Item 10. Certification.

Item 10 is hereby restated in its entirety as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:     February 14, 2002

PRIME 66 PARTNERS, a Texas general partnership By: Sid R. Bass, Inc., managing partner By: /s/ W.R. Cotham W.R. Cotham, Vice-President
PANTHER CITY INVESTMENT COMPANY in its capacity as Trustee for HYATT ANNE BASS SUCCESSOR TRUST SAMANTHA SIMS BASS SUCCESSOR TRUST By: /s/ W. R. Cotham W.R. Cotham, President
ALAMO PARTNERS, a Texas general partnership By: Lee M. Bass 1986 Children's Trust, Manager By: /s/ William P. Hallman, Jr. William P. Hallman, Jr., Trustee